Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
     The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends on a historical basis for the periods indicated.

	Three months
	ended September 30,	Fiscal Year Ended June 30,
	2008	2008	2007	2006	2005	2004	2003
Earnings	$9,115,000	$37,995,000	$30,791,000	$16,450,748	$15,556,177	$12,526,037	$8,637,078
Fixed Charges:
Interest expense	306,000	763,895	1,266,499	157,500	76,042	76,250	126,968
Amortization of debt issuance costs	24,911	113,378	63,605	18,062	26,270	39,663	—
Portion of rental expense representative of interest	23,492	70,159	51,777	38,402	37,030	40,836	38,929

Total Fixed Charges	354,403	947,432	1,381,881	213,964	139,342	156,749	165,897
Earnings plus fixed charges	9,469,403	38,942,432	32,172,881	16,664,712	15,695,519	12,682,786	8,802,975
Ratio of earnings to fixed charges (unaudited)	26.72	41.10	23.28	77.89	112.64	80.91	53.06
Preferred stock dividends	—	2,803,000	—	—	—	—	—
Earnings plus fixed charges and preferred stock dividends	9,469,403	41,745,432	32,172,881	16,664,712	15,695,519	12,682,786	8,802,975
Ratio of earnings to fixed charges and preferred stock dividends (unaudited)	26.72	11.13

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, minority interest and income from equity investment, plus fixed charges. “Fixed charges” means the sum of (i) interest expensed and capitalized, (ii) amortized debt issuance costs, and (iii) an estimate of the interest within rental expense.